No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) announces that the Company has resolved that the Company will succeed to the automobile product development division excluding the design function etc. of Honda R&D Co., Ltd., the Company’s consolidated subsidiary, and that the Company will merge with Honda Engineering Co., Ltd., the Company’s consolidated subsidiary.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 18, 2020, hereby announces that it has decided on changes in its Operating Officers effective as of April 1, 2020, and that it has made an internal decision regarding candidates for Directors to be elected at the Ordinary General Meeting of Shareholders to be held in June 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 18, 2020

[Translation]

February 18, 2020

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Mitnato-ku, Tokyo, 107-8556

Takahiro Hachigo

President & Representative Director

Notice Regarding Reorganization of

the Company and its Consolidated Subsidiary

Honda Motor Co., Ltd. (the “Company”) announces that the Company has resolved that the Company will succeed to the automobile product development division excluding the design function etc. of Honda R&D Co., Ltd., the Company’s consolidated subsidiary, (the “Company Split”) and that the Company will merge with Honda Engineering Co., Ltd., the Company’s consolidated subsidiary, (the “Merger”; together with the Company Split, the “Reorganization”).

The Reorganization falls under a category of a reorganization to which the Company and its wholly-owned subsidiary are the parties. Therefore, some of the relevant matters and details have been omitted from this disclosure.

1.	Purpose of the Reorganization

It was agreed that the Company and the automobile product development division excluding the design function etc. of Honda R&D Co., Ltd. will be integrated and the Company will merge with Honda Engineering Co., Ltd., with an aim to transition from a structure based on independent operation of sales, development, manufacturing and procurement divisions to a structure where project will be consistently implemented from planning and concept making of a product to development, launch, and mass-production. By implementing the Reorganization, the Company will improve a base of Mono-zukuri (the art of making things) and enhance competitiveness in relation to attractive products, reasonable costs, high quality and speedy development.

2.	Company Split

(1)	Summary of the Company Split

(a)	Schedule of the Company Split

Date of resolution by the board of directors	February 18, 2020
Date of execution of the Absorption-type Company Split Agreement	February 18, 2020 (scheduled)
Scheduled date of the absorption-type company split (effective date)	April 1, 2020 (scheduled)
Date of registration of the absorption-type company split	April 1, 2020 (scheduled)

*

The Company Split falls under a category of a simplified absorption-type company split as prescribed in Article 796, paragraph 2 of the Companies Act, and therefore, the Company will conduct the Company Split without obtaining a resolution at the shareholders’ meeting.

(b)	Method of the Company Split

The Company Split is a simplified absorption-type company split in which the Company will be a succeeding company and Honda R&D Co., Ltd. will be a split company.

(c)	Allotment of Consideration in relation to the Company Split

Not applicable.

(d)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Company Split

Not applicable.

(e)	Increase or Decrease of Stated Capital upon the Company Split

There will be no increase/decrease in the stated capital of the Company as a result of the Company Split.

(f)	Rights and Obligations to be Succeeded by the Succeeding Company

The Company will succeed such assets, liabilities, and the contractual status relating to the Company Split as set forth in the Absorption-Type Company Split Agreement.

(g)	Prospects for Performance of Liabilities

The Company determines that there will be no concern in this company split about prospects for performance of liabilities to be borne by the Company and the split company.

(2)	Outline of the Parties to the Company Split

		Succeeding Company (the Company)	Split Company
(a)	Company name	Honda Motor Co., Ltd.	Honda R&D Co., Ltd.

(b)	Registered office	2-1-1, Minami-Aoyama, Minato-ku, Tokyo	1-4-1, Chuo, Wako-shi, Saitama

(c)	Title and name of the representative	Takahiro Hachigo, President & Representative Director	Toshihiro Mibe, President & Representative Director

(d)	Description of business	Manufacturing, sales, and other business for the Motorcycle business operations, Automobile business operations, Life Creation business operations, and other business operations.	Research, development, and other business for the Automobile business operations, Life Creation business operations, and other business operations.

(e)	Stated capital	86,067 million yen	7,400 million yen

(f)	Date of establishment	September 24, 1948	July 1, 1960

(g)	Number of issued and outstanding shares	1,811,428,430 shares	14,800,000 shares

(h)	Account closing date	March 31	March 31

(i)	Major shareholders and ownership percentage (as of September 30, 2019)	The Master Trust Bank of Japan, Ltd. (Trust Account): 7.47% Japan Trustee Services Bank, Ltd. (Trust Account): 7.35% Moxley & Co. LLC: 3.43%	Honda Motor Co., Ltd.: 100%

(j)	Operating results and financial condition of the succeeding company for the preceding fiscal year

Fiscal year	Fiscal year ended March 2019 (consolidated, IFRS)
Equity attributable to owners of the parent	8,267,720 million yen
Total assets	20,419,122 million yen
Equity per share attributable to owners of the parent	4,698.74 yen
Sales revenue	15,888,617 million yen
Operating profit	726,370 million yen
Profit before income tax	979,375 million yen
Profit for the period attributable to owners of the parent	610,316 million yen
Basic earnings per share for the period (attributable to owners of the parent)	345.99 yen

(k)	Operating results and financial condition of the split company for the preceding fiscal year

Fiscal year	Fiscal year ended March 2019 (non-consolidated, Japan GAAP)
Net assets	60,441 million yen
Total assets	223,181 million yen
Net assets per share	4,083.89 yen
Sales	715,074 million yen
Operating profit	1,508 million yen
Recurring profit	32,779 million yen
Net profit for the period	28,466 million yen
Net profit per share for the period	1,923.41 yen

(3)	Outline of the Business to be Split or Succeeded

(a)	Summary of Business to be Split or Succeeded

Development of automobile products excluding the design function etc. of the split company as well as operation and management incidental to development

(b)	Operating Results of the Business to be Split or Succeeded (fiscal year ended March 2019)

Sales	521,405 million yen

(c)	Items and Value of Assets and Liabilities to be Split or Succeeded (fiscal year ended March 2019)

Assets		Liabilities
Item	Book value	Item	Book value
Current assets	42,336 million yen	Current liabilities	118,593 million yen
Fixed assets	114,273 million yen	Fixed liabilities	13,497 million yen
Total	156,609 million yen	Total	132,090 million yen

3.	Merger

(1)	Summary of the Merger

(a)	Schedule of the Merger

Date of resolution by the board of directors	February 18, 2020
Date of execution of the Absorption-type Merger Agreement	February 18, 2020 (scheduled)
Scheduled date of the absorption-type merger (effective date)	April 1, 2020 (scheduled)
Date of registration of the absorption-type merger	April 1, 2020 (scheduled)

*

The Merger falls under a category of a simplified absorption-type merger as prescribed in Article 796, paragraph 2 of the Companies Act, and therefore, the Company will conduct the Merger without obtaining a resolution at the shareholders’ meeting.

(b)	Method of the Merger

The Merger is an absorption-type merger in which the Company will be a surviving company and Honda Engineering Co., Ltd. will be dissolved.

(c)	Allotment of Consideration in relation to the Merger

Not applicable.

(d)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Merger

Not applicable.

(2)	Outline of the Parties to the Merger

		Surviving Company (the Company)	Dissolving Company
(a)	Company name	Honda Motor Co., Ltd.	Honda Engineering Co., Ltd.

(b)	Registered office	2-1-1, Minami-Aoyama, Minato-ku, Tokyo	6-1, Hagadai, Haga-machi, Haga-gun, Tochigi

(c)	Title and name of the representative	Takahiro Hachigo, President & Representative Director	Tomomi Kosaka, President & Representative Director

(d)	Description of business	Manufacturing, sales, and other business for the Motorcycle business operations, Automobile business operations, Life Creation business operations, and other business operations.	Development, design, manufacturing, and sales of machine tools and equipment, automatic machine and equipment, molds and dies, and production equipment.

(e)	Stated capital	86,067 million yen	3,600 million yen

(f)	Date of establishment	September 24, 1948	September 1, 1970

(g)	Number of issued and outstanding shares	1,811,428,430 shares	7,200,000 shares

(h)	Account closing date	March 31	March 31

(i)	Major shareholders and ownership percentage (as of September 30, 2019)	The Master Trust Bank of Japan, Ltd. (Trust Account): 7.47% Japan Trustee Services Bank, Ltd. (Trust Account): 7.35% Moxley & Co. LLC: 3.43%	Honda Motor Co., Ltd.: 100%

(j)	Operating results and financial condition of the surviving company for the preceding fiscal year

Fiscal year	Fiscal year ended March 2019 (consolidated, IFRS)
Equity attributable to owners of the parent	8,267,720 million yen
Total assets	20,419,122 million yen
Equity per share attributable to owners of the parent	4,698.74 yen
Sales revenue	15,888,617 million yen
Operating profit	726,370 million yen
Profit before income tax	979,375 million yen
Profit for the period attributable to owners of the parent	610,316 million yen
Basic earnings per share for the period (attributable to owners of the parent)	345.99 yen

(k)	Operating results and financial condition of the dissolving company for the preceding fiscal year

Fiscal year	Fiscal year ended March 2019 (non-consolidated, Japan GAAP)
Net assets	13,952 million yen
Total assets	41,664 million yen
Net assets per share	1,937.78 yen
Sales	69,832 million yen
Operating profit	63 million yen
Recurring profit	26 million yen
Net profit for the period	(696 million yen)
Net profit per share for the period	(96.73 yen)

4.	Status after the Reorganization

There will be no changes to the Company’s trade name, business, registered office, representative, stated capital, and account closing date as a result of the Reorganization.

5.	Future Prospects

It is expected that the impact caused by the Reorganization on the Company’s consolidated financial results will be minor.

End.

[Translation]

February 18, 2020

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Changes in Directors and Officers

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 18, 2020, hereby announces that it has decided on changes in its Operating Officers effective as of April 1, 2020, and that it has made an internal decision regarding candidates for Directors to be elected at the Ordinary General Meeting of Shareholders to be held in June 2020.

The changes in Directors effective as of the date of the Ordinary General Meeting of Shareholders to be held in June 2020 shall be formally determined at such Ordinary General Meeting of Shareholders and at a meeting of the Board of Directors to be held immediately thereafter.

Particulars

1.	Planned Personnel Changes in Directors

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2020>

Candidates for Directors to be newly appointed

(Excluding Directors who are Audit and Supervisory Committee Members)

Name	Current Title	New Title
Toshihiro Mibe	Managing Officer	Senior Managing Director

Fumiya Kokubu	Chairman of the Board, Marubeni Corporation Outside Director, Taisei Corporation	Director

Mr. Toshihiro Mibe’s current title, Managing Officer, is to be changed to Senior Managing Officer effective as of April 1, 2020.

Mr. Fumiya Kokubu is a candidate for Outside Director as defined under the provisions of the Enforcement Regulations of the Companies Act of Japan.

Directors to retire

Name	Current Title
Yoshi Yamane	Senior Managing Director

Motoki Ozaki	Director

Mr. Motoki Ozaki is Outside Director as defined under the provisions of the Companies Act of Japan.

2. Planned Personnel Changes in Operating Officers

<As of April 1, 2020>

Operating Officers to change titles

Name	Current Title	New Title
Toshihiro Mibe	Managing Officer	Senior Managing Officer

Katsushi Inoue	Operating Officer	Managing Officer

Operating Officer to be newly appointed

Name	Current Title	New Title
Hisao Takahashi	Senior Managing Director, Honda R&D Co., Ltd. Chief Officer of Automobile Center	Managing Officer

Operating Officers to retire

Operating Officers to retire except Mr. Takashi Sekiguchi and Mr. Kazuhiro Odaka are to be appointed to Operating Executives which are newly established positions.

Mr. Kazuhiro Odaka has been appointed as President and Representative Director of Honda Trading Corporation since November 8, 2019.

Name	Current Title
Takashi Sekiguchi	Managing Officer

Issao Mizoguchi	Operating Officer

Yusuke Hori	Operating Officer

Tomomi Kosaka	Operating Officer

Toshiyuki Shimabara	Operating Officer

Kazuhiro Odaka	Operating Officer

Masayuki Igarashi	Operating Officer

Hiroyuki Kachi	Operating Officer

Soichi Yamamoto	Operating Officer

Kimiyoshi Teratani	Operating Officer

Asako Suzuki	Operating Officer

Katsuhisa Okuda	Operating Officer

Katsuhide Moriyama	Operating Officer

Keiji Ohtsu	Operating Officer

Yoshishige Nomura	Operating Officer

Yoshikado Nakao	Operating Officer

Hiroshi Tokutake	Operating Officer

Taro Kobayashi	Operating Officer

Jiro Morisawa	Operating Officer

<For Reference>

Composition of Directors and Operating Officers as of April 1, 2020 and as of the date of the Ordinary General Meeting of Shareholders to be held in June 2020

1.	Directors

Name	As of April 1, 2020	As of date of Ordinary General Meeting of Shareholders to be held in June 2020
Toshiaki Mikoshiba	Chairman and Director	Chairman and Director

Takahiro Hachigo	President and Representative Director	President and Representative Director

Seiji Kuraishi	Executive Vice President and Representative Director	Executive Vice President and Representative Director

Yoshi Yamane	Senior Managing Director	-

Kohei Takeuchi	Senior Managing Director	Senior Managing Director

Toshihiro Mibe	Senior Managing Officer*[1]	Senior Managing Director*[2]

Motoki Ozaki	Director*[3]	-

Hiroko Koide	Director*[3]	Director*[3]

Fumiya Kokubu	-	Director*[2,3]

Takanobu Ito	Director and Advisor	Director and Advisor

Masahiro Yoshida	Director, Audit and Supervisory Committee Member	Director, Audit and Supervisory Committee Member

Masafumi Suzuki	Director, Audit and Supervisory Committee Member	Director, Audit and Supervisory Committee Member

Hideo Takaura	Director,*[3] Audit and Supervisory Committee Member	Director,*[3] Audit and Supervisory Committee Member

Mayumi Tamura	Director,*[3] Audit and Supervisory Committee Member	Director,*[3] Audit and Supervisory Committee Member

Kunihiko Sakai	Director,*[3] Audit and Supervisory Committee Member	Director,*[3] Audit and Supervisory Committee Member

*[1]	To change title
*[2]	To be newly appointed
*[3]	Outside Directors

2.	Operating Officers

Name	As of April 1, 2020	As of date of Ordinary General Meeting of Shareholders to be held in June 2020
Michimasa Fujino	Managing Officer	Managing Officer

Shinji Aoyama	Managing Officer	Managing Officer

Noriya Kaihara	Managing Officer	Managing Officer

Mitsugu Matsukawa	Managing Officer	Managing Officer

Noriaki Abe	Managing Officer	Managing Officer

Yasuhide Mizuno	Managing Officer	Managing Officer

Katsushi Inoue	Managing Officer*1	Managing Officer

Hisao Takahashi	Managing Officer*2	Managing Officer

*[1]	To change title
*[2]	To be newly appointed